UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 29, 2017, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiaries, CEMEX Latam Holdings, S.A. (“CEMEX Latam”) and CEMEX Colombia S.A. (“CEMEX Colombia”), informed the Colombian Stock Exchange (Bolsa de Valores de Colombia) and Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that on March 28, 2017, Central de Mezclas S.A. (“Central de Mezclas”), an indirect subsidiary of CEMEX Latam, acknowledged it was notified with respect to the decision made by Corantioquia, the regional environmental agency having oversight over the Maceo project environmental license, regarding the resolution of the appeal filed against the decision to deny the request for modification of the environmental license of the Maceo project to 950.000 tons per annum on the basis of the superposition of the project with the so called District of Integrated Management (Distrito de Manejo Integrado). The decision of the agency was to deny the appeal, despite Central de Mezclas opposition to the appealed decision.

CEMEX Latam had previously reported the decision to postpone the commissioning of the Maceo plant for reasons which have resulted from ongoing audits, including in particular that CEMEX Latam had also determined that the environmental license which was issued for the Maceo project was partially superposed with a so called District of Integrated Management (Distrito de Manejo Integrado), situation which could limit the granting of the on-going modification of the environmental license which seeks to achieve an increase in the proposed production under the project of up to 950.000 tons.

The decision to deny the modification of the environmental license to expand its capacity was timely appealed but has now been confirmed. As a result thereof, CEMEX Latam is actively working on the zonification and compatibility of the District of Integrated Management (Distrito de Manejo Integrado) with the Maceo project as well as options to partially subtract areas of the District of Integrated Management (Distrito de Manejo Integrado) thus avoiding any future discussions as to the feasibility of increasing the environmental license scope beyond the suggested 950.000 tons. Upon implementation of these options, CEMEX Latam will reconsider filing a new request for modification of the environmental license beyond the initially envisioned 950.000 tons. In the interim, CEMEX Latam will limit activities to those that do not negatively impact the District of Integrated Management (Distrito de Manejo Integrado).

To date, and as previously disclosed by CEMEX Latam, the same environmental agency has requested authorization and consent from Central de Mezclas to reverse the assignment of the environmental license for the project back to C.I. Calizas y Minerales S.A. (“C.I. Calizas y Minerales”), who also holds the corresponding mining title, noting that the environmental license of the project also continues in full force.

In any event, CEMEX Colombia S.A. will continue to use and enjoy the land, mining and environmental rights, including the license upon which authorization and consent have been requested to be reverted back to C.I. Calizas y Minerales, under existing contracts entered into with representatives of the Government of Colombia.

CEMEX Latam will continue to work on solving the issues causing the postponement of the commissioning of the plant in order to capture, as soon as reasonably possible, the full benefits of this state of the art facility on its operating efficiencies in Colombia and therefore to contribute to the social and economical development of the region.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 29, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller